Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GetCharged, Inc.
200 EAST 89TH STREET, 44N
New York, NY 10128
www.charge.us

Up to $1,069,999.67 in Class B Non-Voting Common Stock at $0.37
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GetCharged, Inc.
Address: 200 EAST 89TH STREET, 44N, New York, NY 10128
State of Incorporation: DE
Date Incorporated: November 09, 2018

Terms:

Equity

Offering Minimum: $9,999.99 | 27,027 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,999.67 | 2,891,891 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $0.37
Minimum Investment Amount (per investor): $104.71

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

All Investor Owners Club

Early access to demo our products

Private owners group

Early Bird

First 72 hours - Friends and Family Early Birds | 15% bonus shares

Next 72 hours - Early Bird Bonus | 10% bonus shares

Next 7 days - Early Adopters Bonus | 5% bonus shares

Volume

$500+ | Owners Custom Batterypack (for first 100 investors)

$1,000 | Free charging for 3 months* details will depend on city and availability

$2,500+ | Free charging for a whole year

$5,000+ | Free charge for life + 5% bonus shares

$10,000+ | Owners Personalized Scooter + 10% bonus shares

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

GetCharged, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.37/ share, you will receive and own 110 shares for $37. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Charge is a software-enabled "e-micromobility infrastructure as a service" play to provide a universal parking, charging and safety diagnostic solution for electric vehicles (scooters, bikes, drones, mopeds etc). Our physical and digital product suite is designed to solve key issues cities have with the current situations created by scootershare operators. We have secured some of the most sought after real estate locations world wide, we also plan to leverage these for advertising. Our vision is to become the de facto clean electric fueling network of the future, whether it is stations, containers, batteries or other.

At Charge, we are focused on building the largest global network of electric charging, storage and service stations for micromobility devices. We provide vital infrastructure for riders and micromobility operators by offering a convenient place to charge and store e-vehicles, helping to protect the integrity of city streets while keeping pedestrians and residents safe.

Our charging stations and Smart Hub containers keep e-scooters organized, charged, and city sidewalks clear. As the world struggles to harness the potential of micromobility while addressing issues of accessibility, safety, and battery life, Charge is dedicated to empowering cities to welcome a more responsible model of micromobility.

Charging Stations -- Our charging stations keep e-scooters organized and charged, safeguarding pedestrians and other road users.

Smart Hub containers -- Strategically located near city centers, juicers utilize smart hub containers to create a quick e-scooter turnover.

Digital-parking stations -- Our digital parking stations are well-suited for dense areas in major cities that need rides to end in one specific location, and not scattered all over the streets.

Charge Services, LLC -- Our own network of juicers are dedicated to creating efficient turnover for operators. They quickly pump out fully charged e-scooters, all the while making sure to send damaged e-scooters back to the respective warehouse for repairs.

Charge Services, LLC is a wholly-owned subsidiary of GetCharged, to protect the parent company. It is authorized to do business in California, and is now operating in Los Angeles.

We have a very simple business model -- everytime an e-scooter is plugged into one of our solutions we get paid. We run a very high (approximately) 65% gross profit margin and can recoup the full investment cost including installation after eight months at

60% utilization. Recurring revenue streams include charging, parking, sponsorship, diagnostics and data.

Competitors and Industry

Competitors

We compete with the following scooter providers as each has developed its own charging station for its e-products: White fox, e-twow, neuron,WeTrott, and Knot. We also compete with companies that provde only docking and charging stations for micromobility rideshare operators such as Swift Mile.

Charge

The barrier to entry is extremely high, unlike launching a scooter sharing company where we are seeing 3 - 12 operators in every city, you could in theory launch a scooter operation with $50k, you buy the app, reskin and brand it yourself, buy 200 scooters and you essentially have a company. At Charge, we have spent almost a year and close to $2 million developing our hardware and software. It is incredibly complex to flow the charge, identify the scooters. We have established partnerships with cities and have an amazing team of mobility and micro-mobility experts including our founders who were early investors in Lime and are both successful serial entrepreneurs.

Current Stage and Roadmap

On product, our enterprise charging containers are live and enjoying 100% utilization; we also just demo'd our Gen 2 charging station and are now scaling up production in prep for our expansion in LA and our Paris launch. Additionally, we are speaking with New York City to launch our digital parking station to assist with the infrastructure of scooters.

Right now in market, Charge has introduced charging smart stations and the Charging Smart Hub. We currently have the charging smart hub in Downtown LA and scheduled to launch in Paris sometime this year. We have completed 6 of the charging smart hubs and about 50 smart stations and have built a priority battery management system that doesn't require us to rip up city streets in order to install the stations.

In the future, we'd like to have up to 900 stations live in Paris, and up to 2500 live in New York. We'd also like to have 7 to 10 of our enterprise hubs in Los Angeles. We'd like to have these completed in 18 months but this may change due to Covid.

All 5 of our products have been developed, but we're only in market with two of the 5. The Charging Smart Station and the Charging Smart Hub.

We will fullfill the other products once we start to see demand for them.

The Team

Officers and Directors

Name: Andrew Fox

Andrew Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Day to Day vision and operations of company

Other business experience in the past three years:

- **Employer:** Alliance
  Title: Partner
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Day to Day operations

Other business experience in the past three years:

- **Employer:** Olympus Insurance
  Title: President and Chief Strategy Officer
  Dates of Service: January 01, 2015 - January 01, 2019
  Responsibilities: He provided strategy for the insurance company

Name: Dan Waldman

Dan Waldman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO and Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Waldman Seafood
  Title: VP Sales and Operations
  Dates of Service: January 01, 2005 - January 01, 2019
  Responsibilities: operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of the transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service/product, providing a charging and management platform for electric micro-mobility products. Our revenues are therefore dependent upon the market for such micro-mobility products.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GetCharged, Inc. was formed on November of 2018 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Get Charged, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Get Charged is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as transportation ordinances by municipalities, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GetCharged's app or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our app could harm our reputation and materially negatively impact our financial condition and business.

Covid 19

The Covid pandemic could be a risk if there is a second wave and it would eliminate our ability to get into our warehouse and our revenue could dramatically decrease.

Civil Unrest in a City

If there is civil unrest in a city, our systems could be vandalized. We are not immune to cyber risk.

Business in abroad

Give the Geopolitical situation, we could be subject to tariffs on the steel and metal that we import and export.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Fox	3,400,000	Class A Voting Common Stock	31.98
Dan Waldman	3,820,000	Class A Voting Common Stock	35.93

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, Class A Voting Common Stock, UNSECURED CONVERTIBLE PROMISSORY NOTE Series 1, UNSECURED CONVERTIBLE PROMISSORY NOTE Series 2, UNSECURED CONVERTIBLE PROMISSORY NOTE Series 3, and UNSECURED CONVERTIBLE PROMISSORY NOTE Series 4. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,891,891 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 10,629,479 outstanding.

Voting Rights

1 vote per Share

Material Rights

The total amount authorized includes 765,666 shares reserved pursuant to certain agreements.

UNSECURED CONVERTIBLE PROMISSORY NOTE Series 1

The security will convert into Common stock and the terms of the UNSECURED CONVERTIBLE PROMISSORY NOTE Series 1 are outlined below:

Amount outstanding: $490,209.75
Maturity Date: December 31, 2019
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Capital raised of 1 million dollars or change of control

Material Rights

Principal: $450,000.00

UNSECURED CONVERTIBLE PROMISSORY NOTE Series 2

The security will convert into Common stock and the terms of the UNSECURED CONVERTIBLE PROMISSORY NOTE Series 2 are outlined below:

Amount outstanding: $1,631,984.60
Maturity Date: December 31, 2020
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Capital raised of 1 million dollars or change of control

Material Rights

Principal: $1,550,000.00

UNSECURED CONVERTIBLE PROMISSORY NOTE Series 3

The security will convert into Common stock and the terms of the UNSECURED CONVERTIBLE PROMISSORY NOTE Series 3 are outlined below:

Amount outstanding: $1,710,027.72
Maturity Date: June 20, 2020
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Capital raised of 1 million dollars or change of control

Material Rights

Principal: $1,680,000.00

UNSECURED CONVERTIBLE PROMISSORY NOTE Series 4

The security will convert into Common stock and the terms of the UNSECURED CONVERTIBLE PROMISSORY NOTE Series 4 are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2020
Interest Rate: 8.0%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: Capital raised of 1 million dollars or change of control

Material Rights

Principal: $25,000.00

What it means to be a minority holder

As a minority holder of Class B Non-Voting Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** UNSECURED CONVERTIBLE PROMISSORY NOTE Series 1
  Final amount sold: $450,000.00
  Use of proceeds: Expanding Charging Stations
  Date: December 05, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** UNSECURED CONVERTIBLE PROMISSORY NOTE Series 2
  Final amount sold: $1,550,000.00
  Use of proceeds: Operating captial
  Date: March 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** UNSECURED CONVERTIBLE PROMISSORY NOTE Series 3
  Final amount sold: $1,730,000.00
  Use of proceeds: Operating capital
  Date: September 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** UNSECURED CONVERTIBLE PROMISSORY NOTE Series 4
  Final amount sold: $25,000.00
  Use of proceeds: Operating Captial
  Date: March 01, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $30.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Operations
  Date: December 11, 2018
  Offering exemption relied upon: section 4(a)(5)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $59.50
  Number of Securities Sold: 5,950,000

Use of proceeds: Operations
Date: December 18, 2018
Offering exemption relied upon: section 4(a)(5)

- Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $100.20
Number of Securities Sold: 120,000
Use of proceeds: Operations
Date: March 28, 2019
Offering exemption relied upon: Section 4(a)(5)

- Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $2.10
Number of Securities Sold: 210,000
Use of proceeds: Operations
Date: April 01, 2019
Offering exemption relied upon: Section 4(a)(5)

- Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $500,000.00
Number of Securities Sold: 497,018
Use of proceeds: Operations
Date: May 31, 2019
Offering exemption relied upon: Section 4(a)(5)

- Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.60
Number of Securities Sold: 60,000
Use of proceeds: Operations
Date: November 30, 2019
Offering exemption relied upon: Section 4(a)(5)

- Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $9,750.00
Number of Securities Sold: 1,795
Use of proceeds: Operations
Date: January 15, 2020
Offering exemption relied upon: Section 4(a)(5)

- Name: Class A Common Stock
Type of security sold: Equity

Final amount sold: $0.25
Number of Securities Sold: 25,000
Use of proceeds: Operations
Date: January 28, 2020
Offering exemption relied upon: Section 4(a)(5)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Charge was started in Jan 2019, to provide reliable charging and storage of electric scooters for both scooter-share and personal use transportation.

Our cash position is bank accounts is just under $100,000. Our burn is less than $10,000 a month so we can keep operating for 10 months and then further with our StartEngine raise.

Foreseeable major expenses based on projections:

The largest expenses we see will be buying the hardware for the chargers and the lithium batteries.

Future operational challenges:

We have been granted licenses to operate in cities that want to help people get off public transportation and may need to get additional licenses for every city we expand to.

Future challenges related to capital resources:

World markets are volatile right now that's our biggest concern.

Future milestones and events:

In the future, we'd like to have up to 900 stations live in Paris, and up to 2500 live in

New York. We'd also like to have 7 to 10 of our enterirpise hubs in Los Angeles. We'd like to have these completed in 18 months but this may change due to Covid.

All 5 products have been developed, but we're only in market with two of the 5. The Charging Smart Station and the Charging Smart Hub.

We will introduce/produce the other products once we start to see demand for them.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Charge has secured agreements with individual parking facilities to provide an exclusive contract for Charge to be the sole provider of charging stations within their facility. Additionally, Charge has over 1 million dollars worth of built stations.

Our cash position in bank accounts is just under $100,000. Our burn is less than $10,000 a month.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds obtained through this campaign will be used to exercise our deployment strategy in Europe and North America, as well enabling us to keep up with demand in international markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign will help Charge with the execution of existing contracts and agreements. The funds raised will be an additive to our current balance sheet.

The funds are necessary for our company to launch in Paris or sustain minimium operations. We currently anticipate all agreements and contracts will need $200,000 to execute.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising our minimum will help us inject cash into our expected deployment in Paris, France, and will also help us keep our operations on the ground to flow through this global pandemic while we strive to execute on current agreements.

We won't close if we raise the minimum as this $10,000 will go towards StartEngine's services.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising our maximum will keep us operational through this pandemic and will allow us to expand into new markets and expanded opportunities.

We'd be able to operate for two years if we choose to franchise the company. If we decide to buy the hardware for the chargers, it will last us a few months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently in conversations with potential institutional and individual investors who have expressed interest in our company.

We have options but our goal is to be successful in Crowdfunding, and keep coming back. Other than that we do not have any additional future resources set in stone.

Indebtedness

- **Creditor:** Series 1 Investors
  Amount Owed: $450,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2019

- **Creditor:** Series 2 Investors
  Amount Owed: $1,550,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2020

- **Creditor:** UNSECURED CONVERTIBLE PROMISSORY NOTE Series 2
  Amount Owed: $1,550,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2020
  Dollar Amount Outstanding: $1,550,000.00 Maturity Date: December 31, 2020 Interest Rate: 8 Conversion Into: Common Stock Conversion Trigger: Capital raised of 1 million dollars or change of control Discount Rate: 20

- **Creditor:** UNSECURED CONVERTIBLE PROMISSORY NOTE Series 3
  Amount Owed: $1,730,000.00

Interest Rate: 8.0%

Maturity Date: June 20, 2020

Dollar Amount Outstanding: $1,710,027.72 Maturity Date: June 20, 2020 Interest Rate: 8 Conversion Into: Common Stock Conversion Trigger: Capital raised of 1 million dollars or change of control Discount Rate: 20

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,932,907.23

Valuation Details:

Our valuation is based on the consideration of the following factors: (i) the market potential expected to reach $50B in 2024, (ii) our agreement to install electric charging stations in Paris, (iii) we have already raised $3.6m with the founders putting in $1.2M, (iv) we have contracts signed with scooter companies in Paris, (v) we have built from the ground up all the hardware and software to make our systems run, (vi) we have filed patents on a multitude of products, and (vii) our launch in Los Angeles and our ability to reach 100 percent capacity prior to Covid 19 disruption.

Company set its valuation internally, without a formal-third party independent appraisal.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  11.5%
  We are changing the world with our charging systems, today we have batteries, tomorrow we will have wireless charging. We want to use the funds to help innovate to provide personal service device in this post covid world.

- *Operations*
  35.0%
  We have hired top engineers from Google and early micro-mobility founders, please visit our website. We have a warehouse facility in Brooklyn and in Paris. The money will go towards supporting the warehouse.

- *Inventory*
  50.0%
  We are getting ready to launch in New York and Paris, these funds allow us to have inventory ready to deploy. We will be putting this towards lithium ion batteries imported from Canada.

If we raise the over allotment amount of $1,069,999.67, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  We must rapidly deploy our systems, it's that simple. We will be putting this towards lithium ion batteries imported from Canada.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.charge.us (charge.us/ar).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/getcharged-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GetCharged, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Blog | Sign In

This offering is not live or open to the public at this moment.



GetCharged, Inc



CHARGE

$0.00 raised

0 Investors

91 Days Left

$0.37 Price per Share

$3.93M Valuation

Equity Offering Type

$104.71 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | New York, NY | TRANSPORTATION | CLEAN TECHNOLOGY

People want transportation alternatives. Charge on a mission to build a worldwide network of electric charging, storage, and service stations for e-scooters and e-bikes, while protecting the integrity, access, and safety of sidewalks for all pedestrians. We are creating the electric fueling stations of the future.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Successfully launched in Atlanta and Los Angeles and our charging stations and smart hubs in LA have a 100% utilization rate
- International partnerships with e-scooter operators and city
- Exceeded internal expectation in Los Angeles with a 100% utilization rate

"Helping people move and cities thrive by

Helping people move and cities thrive by empowering the micromobility movement"

OUR STORY

Transforming how people move in a new world

When Charge founding member Andrew Fox met the CEO of Lime, he saw the future of transportation before him and quickly invested in Lime. Shortly after his investment, he realized the missing piece to a thriving micromobility ecosystem was a network of charging stations. Charge's infrastructure preserves the integrity of a cities' lifeline: sidewalks and pedestrian paths. Post-COVID-19, we believe there will be more demand than ever on personalized clean transportation alternatives, Charge provides the network to allow rideshare companies and users to access its parking and charging stations.



The missing piece to thriving micromobility is infrastructure that could preserve the integrity of the streetscape

Along with my long time investing partner Dan Waldman assembled a team of experts to design agnostic stations and docking systems compatible with 90% of the global e-scooter market. That team includes founding members Caen Contee of Lime and former Chief Accessibility Officer at the New York City Department of Transportation Quemuel Arroyo. Together, the team would create solutions that allow cities to fully embrace and thrive with all that micromobility has to offer.The idea is simple: for micromobility to survive, a new framework and solution had to be created to help cities manage the new micro transportation environment.




CHARGE
CHARGE

THE PROBLEM

The lack of stations for docking and charging e-scooters is not only inconvenient, but also unsafe

As e-scooters increase in popularity, they continue to clutter the streets and render sidewalks inaccessible, particularly for seniors, parents, children, and people with disabilities. In many cases, neighborhoods with the highest need of a transportation alternatives are not getting sufficient e-scooters. The demand for maintaining charge for thousands of scooters daily results in frustration due to low battery levels and poor performance.









Furthermore, the lifespan of these e-scooters is astonishingly brief. While there are many factors that affect an e-scooter's longevity, we believe a lack of proper care and maintenance plays a key role. Without functioning infrastructure, micromobility cannot achieve its potential of being a sustainable, equitable, and ultimately profitable transport alternative.

THE SOLUTION

Charging stations that act as an organizational safety tool for micromobility

At Charge, we are focused on building a global network of electric charging, storage and service stations for micromobility devices. We provide vital infrastructure for riders and micromobility operators by offering a convenient place to charge and store e-vehicles, helping to protect the integrity of city streets while keeping pedestrians and residents safe.



Our charging stations and Smart Hub containers keep e-scooters organized, charged, and city sidewalks clear. As the world struggles to harness the potential of micromobility while addressing issues of accessibility, safety, and battery life, Charge is dedicated to empowering cities to welcome a more responsible model of micromobility.





Successful launches in our first two cities and strong partnerships moving forward

Charge has successfully launched in **Atlanta and Los Angeles** and our charging stations and smart hubs in LA have a 100% utilization rate. Our successful rollout in these two cities serves as a precursor for partnerships with other cities around the world:

- Secured real estate partnership in New York City and California

- Secured real estate partnership in New York City and California
- Agreement with the city of Paris to deploy up to 9 stations by the end of the year, giving Charge the opportunity to become the main charging infrastructure in the city
- Consistent and positive media coverage backed by city officials of Paris about Charge's partnership

Development stage: Right now in market, Charge has introduced the charging smart stations and Charging Smart Hub. We currently have the charging smart hub in Downtown LA and scheduled to launch in Paris sometime this year. We have completed 6 of the charging smart hubs and about 50 smart stations and have built a priority battery management system that doesn't require us to rip up city streets in order to install the stations.



Cities
• Agreement signed with City of Paris
City Pilot Tests
• City scale test in Washington DC in cooperation with skip
skip
CHARGE
Real Estate
• Prime location agreements signed with Reef and private landlords
Scooter Operator Agreements
• Agreements signed with voi and CIRC
circ voi.
Logistic Support Services
• Logistic support services starting with Lime
Lime

WHAT WE DO

Our charging stations and personnel keep

streets clear and e-scooters running

- **Charging Stations** -- Our charging stations keep e-scooters organized and charged, safeguarding pedestrians and other road users.



- **Smart Hub containers** -- Strategically located near city centers, juicers utilize smart hub containers to create a quick e-scooter turnover.



- **Digital-parking stations** -- Our digital parking stations are well-suited for dense areas in major cities that need rides to end in one specific location, and not scattered all over the streets.





Images are computer renderings for a product currently under development.

- **Charge Services, LLC** -- Our own network of juicers are dedicated to creating efficient turnover for operators. They quickly pump out fully charged e-scooters, all the while making sure to send damaged e-scooters back to the respective warehouse for repairs.


JUMP
JUMP
lime

THE MARKET

Cities are looking for a safe, clean

micromobility solution

Roughly 60% of vehicle trips in cities are 6 miles or less. With such a short distance, having access to smaller vehicles enhances cities' opportunity to combat traffic congestion. Micromobility solutions have the potential to drastically decrease road congestion in urban areas by providing reliable alternatives to cars, and the market has demonstrated its eagerness to adopt these alternatives:

- Of the 84 million micromobility trips taken in 2018, 38.5 million were on e-scooters
- The micromobility world is expected to grow from around 200 billion to 300 billion dollars by 2030
- Worldwide, investors have already poured more than $5.7B into micromobility startups during the past 4 years



HOW WE ARE DIFFERENT

Uniquely differentiated solutions and hardware

Charge has a suite of products with our docks and digital stations for e-scooters in cities AND containers for juicers, while other competitors only have one or the other. We also use lithium ion batteries which are better for the environment than lead acid batteries. Our charging stations are agnostic and open to all operators, similar to how a gas station fuels different cars.



⚡ Products for escooters in cities
And containers for juicers

⚡ Lithium batteries

⚡ Our charging stations are open
agnostically to all operators



Charge is also the only company to offer cities unique and differentiated solutions across three pillars:

- **Strategic Partnerships with Cities and Real Estate** -- We focus on acquiring the rights to prime locations and real estate to win what we see as a location-based battle.
- **Proprietary Hardware & Software** -- Fully integrated solutions that allow us to develop products complying with high safety standards and providing validating data to cities and insurance companies.
- **Diagnostic & Analysis** -- Proprietary diagnostics helps cities, operators, and insurance companies create the safest fleet for all citizens while being proactive to address individual issues.



Strategic Partnerships with Cities and Real Estate



Proprietary Hardware and Software



Software

Diostagnics and Prognostics

THE BUSINESS MODEL

Multiple recurring revenue streams with high gross profit margins

We have a very simple business model -- everytime an e-scooter is plugged into one of our solutions we get paid. We run a very high (approximately) 65% gross profit margin and can recoup the full investment cost including installation after eight months at 60% utilization. Recurring revenue streams include charging, parking, sponsorship, diagnostics and data.



P
Charging
Parking
Sponsor
Sponsorship
Diagnostics & Data

We aim to become the global leader in fueling the micromobility market

Charge aims to be the worldwide leader in fueling micromobility devices. We plan to expand to major cities across Europe and the United States, providing the necessary parameters to secure the success of these transportation alternatives. After laying the foundations of sustainable charging stations for e-scooters and e-bikes, Charge will be on its path to becoming the electric fueling station of the 21st century.



This Map does not represent the current locations of the company's products but rather is a randomly computer generated image illustrating the company's goals.

Working closely with cities and mobility operators, we will continue to design charging hubs for electric transport vehicles.



Charge is on the path to becoming the electric fueling stations of the 21st century

OUR TEAM

From the founding team of Lime to the

Chief Accessibility Officer of NYC Department of Transportation-- An experienced and proven team dedicated to the mission

Our executive team consists of industry experts who share our values and vision for Charge. In addition to Andrew and Dan, our founding team includes Caen Contee from the founding team of Lime and a former Chief Accessibility Officer at the New York City Department of Transportation, Quemuel Arroyo.

From battery scientists to mobility and design experts, our executive team brings the unique skills needed to fulfill our goals of not just being the electric fueling station of the future, but also delivering solutions that address current issues of streetscape congestion and environmental greenhouse gas emissions.



WHY INVEST ——————————————

Charge offers an environmentally-friendly solution that's already seeing success

The solutions Charge offers are a win all around: cities are better off, consumers are better off, and e-scooter operators are better off by working with us.





- Make ~50% more in



- the same time
- Better Safety

Cities

- Less pollution
- Less congestion
- Better transport
- Less clutter
- Happier and healthier citizens
- Easy parking enforcement and fines

CHARGE

- Cities willing to increase fleet size caps
- Operational costs lowered, 50% in charging costs
- Longer scooter lifetime

Riders

- Safe and road-ready vehicles
- Dependable and searchable pickup locations

Non-Riders

- Safety
- Visual appeal of cities

The statements on this image is based on internal research.

Cities are looking for innovative ways to better connect people to their destinations. As populations in urban cities continue to grow, passenger transportation demand will increase threefold between 2015 and 2050, representing an exponentially increasing carbon footprint. However, Charge provides a clean and environmentally friendly solution, which is critical to the well being of our world and our community as we move forward.





Our Company Launches!

Information about the context of your company's inception

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Launched on StartEngine

Now YOU can own a part of our company!

Future Event #1

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Past Event #1

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Month Year **Month Year** **Month Year** **Month Year** **Month Year**

Month Year **Month Year** **Month Year** **Month Year** **Month Year**

Past Event #3

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Past Event #5

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Past Event #2

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Future Event #2

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Future Event #3

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In the Press

  

SHOW MORE

Meet Our Team



Andrew Fox

Chief Executive Officer & Co-Founder

A renowned entrepreneur with more than 20 years of experience executing disruptive approaches to a wide range of industries including media, transportation, real estate, insurance, and consumer staples, Fox has founded several companies over the years and is an angel investor in more than 25 leading startups in healthcare, real estate, infrastructure, and consumer technologies.





Dan Waldman

Chief Operating Officer & Co-Founder

A successful entrepreneur with nearly 30 years of experience in import/export, Waldman co-founded Waldman Seafood during his senior year at Syracuse University and helped grow the company into a more than $75 million a year business with just 10 employees. Waldman is an early stage angel investor in more than 15 private companies in biotech, cannabis and technology space, among others. Waldman is also a founding investor in Merida Capital Partners, a private equity fund, and an active real estate investor.





Quemuel Arroyo

Global Head of Communication & Co-Founder

A nationally and internationally recognized accessibility and mobility expert, Arroyo brings over five years of experience working in transportation. In his current role, he concentrates on building strategic partnerships with government entities, e-scooter operators, and advocates to ensure safe, equitable and sustainable micro-mobility solutions are deployed in urban communities. Prior to joining Charge, Arroyo was the Chief Accessibility Specialist at NYC DOT. Arroyo is a deep sea scuba diver and serves on the boards of New York City Outward Bound Schools, Heidi Latsky Dance Company, and Hudson River Community Sailing.





Mark Lojek

Product & Co-Founder

A highly focused and growth driven business executive who enjoys matching complex technical solutions with customer needs to simplify and improve mission critical processes. Lojek brings a strong proven track record of change management and influencing skills. Having a technical and business background aids Lojek to communicate across various work disciplines; technical, financial, and operations. Lojek is driven to create high performing teams - the ultimate in matching personal job satisfaction with delivering results.





Dominique Ramirez

Coordinator

An experienced program manager working in sports, hospitality and startups. Ramirez's background covers curating sponsorship events at the Saratoga Polo Association to working with the financial and analytic departments at the New York Mets. She holds a BA in Business Administration and Management from Skidmore College. Ramirez is a valued member at Charge bringing her experience and strong organizational skills to the Team.



Offering Summary

Company : GetCharged, Inc.

Corporate Address : 200 EAST 89TH STREET, 44N, New York, NY 10128

Offering Minimum : $9,999.99

Offering Maximum : $1,069,999.67

Minimum Investment Amount (per investor)	: $104.71

Terms

Offering Type	: Equity
Security Name	: Class B Non-Voting Common Stock
Minimum Number of Shares Offered	: 27,027
Maximum Number of Shares Offered	: 2,891,891
Price per Share	: $0.37
Pre-Money Valuation	: $3,932,907.23

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

All Investor Owners Club

Early access to demo our products

Private owners group

Early Bird

First 72 hours - Friends and Family Early Birds | 15% bonus shares

First 72 hours - Friends and Family Early Birds | 15% bonus shares

Next 72 hours - Early Bird Bonus | 10% bonus shares

Next 7 days - Early Adopters Bonus | 5% bonus shares

Volume

$500+ | Owners Custom Batterypack (for first 100 investors)

$1,000 | Free charging for 3 months* details will depend on city and availability

$2,500+ | Free charging for a whole year

$5,000+ | Free charge for life + 5% bonus shares

$10,000+ | Owners Personalized Scooter + 10% bonus shares

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

GetCharged, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.37/ share, you will receive and own 110 shares for $37. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow GetCharged, Inc to get notified of future updates!

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1:
You're watching the Pix 11 News at Ten.

Speaker 2:
All right, let's talk about the state of the art electric scooters, docking and charging stations. They were unveiled today near the Flatiron building. The city is trying to build infrastructure that will enable the public to use scooters to get around. A company called Charge says the stations will create a cost effective place to store and to charge electric vehicles to try and cut down on sidewalk clutter.

Dan Waldman, CO-Founder & COO, Charge:
Our docking stations are able to charge 90% of the shared scooters out there. And it's also a safe way to keep these scooters in a upright position where people that have low vision or are impaired are able to see our docking station.

Speaker 2:
So the stations can charge most scooters in two hours.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GETCHARGED, INC.", FILED IN THIS OFFICE ON THE FIFTH DAY OF DECEMBER, A.D. 2018, AT 12:02 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7140917 8100
SR# 20187974057

Authentication: 204156042
Date: 12-21-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:02 PM 12/05/2018
FILED 12:02 PM 12/05/2018
SR 20187974057 - File Number 7140917

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GETCHARGED, INC.

(Pursuant to Sections 241 and 245 of the
General Corporation Law of the State of Delaware)

GetCharged, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is GetCharged, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 9, 2018.

2. That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation (as this corporation has no, and has never had any, stockholders and has not received any payment for any of its stock), which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is GetCharged, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, county of New Castle, DE USA 19808. The name of its registered agent at such address upon whom process against the Corporation may be served is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH:

1. The total number of shares of capital stock which the Corporation shall have authority to issue is ten million (10,000,000) all of which shall be a class designated as common stock, par value $0.00001 per share (the "**Common Stock**"). Nine million (9,000,000) shares of such authorized shares of Common Stock are hereby designated "**Class A Voting Common Stock**", and (b) one million (1,000,000) shares of such authorized shares of Common Stock are hereby designated "**Class B Non-Voting Common Stock**".

2. Except as otherwise required by law or this Certificate of Incorporation, each holder of Class A Voting Common Stock shall have one (1) vote in respect of each share held by such holder of record on the books of the Corporation for the election of directors and on

all matters submitted to a vote of stockholders of the Corporation. Except as otherwise required by applicable law, the holders of Class B Non-Voting Common Stock shall not have any voting rights with respect to their shares of Class B Non-Voting Common Stock. Unless required by applicable law, there shall be no cumulative voting.

3.   The number of authorized shares of Class A Voting Stock or Class B Non-Voting Stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, voting separately as a class, as the case may be, shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation.

FIFTH: In furtherance and not in limitation of the powers conferred by the State of Delaware:

1.   The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "**Bylaws**"). No election of directors need be by written ballot unless the Bylaws shall so provide.

2.   The Board is expressly authorized to adopt, amend or repeal the Bylaws.

3.   Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in applicable statutes) at such place within or without the State of Delaware as the Bylaws may provide or as may be designated from time to time by the Board.

SIXTH:

1.   Subject to any provisions in the Bylaws related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. For purposes of this Article SIXTH, an "officer" shall mean any person who is appointed as an officer of the Corporation by resolution of the Board in accordance with Article SIXTH the Bylaws.

2.   The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time,

any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.   A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

4.   Any amendment, repeal or modification of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

SEVENTH:

1.   To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2.   Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

EIGHTH: In recognition that each Principal Stockholder (as defined below) and their respective Representatives (as defined below) currently have, and may in the future have or may consider acquiring, investments in corporations, limited liability companies, partnerships, associations, joint-stock corporations, trusts or other forms of business entity with respect to which each Principal Stockholder or their respective Representatives may serve as an advisor, a director or in some other capacity, and in recognition that each Principal Stockholder and their respective Representatives may have myriad duties to various investors and partners, and in anticipation that the Corporation, and its subsidiaries, if any, on the one hand, and each of the Principal Stockholders, on the other hand, may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the Corporation hereunder and in recognition of the difficulties which may confront any advisor who desires and endeavors fully to satisfy such advisor's duties in determining the full scope of such duties in any particular situation, the provisions of this Article EIGHTH are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve such Principal Stockholder. Except as a Principal Stockholder may otherwise agree in writing after the date hereof:

1.   Such Principal Stockholder and its respective Representatives shall have the right: (i) to directly or indirectly engage in any business or activities or lines of business that are the same as or similar to those pursued by, or competitive with, the Corporation and its subsidiaries; (ii) to directly or indirectly do business with any client or customer of the Corporation and/or its subsidiaries; (iii) to take any other action that such Principal Stockholder believes in good faith is necessary to or appropriate to fulfill its obligations as described in the first sentence of this Article EIGHTH; and (iv) not to present potential transactions, matters or business opportunities to the Corporation or any of its subsidiaries, and to pursue, directly or indirectly, any such opportunity for itself, and to direct any such opportunity to another person.

2.   Such Principal Stockholder and its respective Representatives shall have no duty (contractual or otherwise) to communicate or present any corporate opportunities to the Corporation or any of its stockholders, subsidiaries or affiliates or to refrain from any actions specified in this Article EIGHTH, and the Corporation, on its own behalf and on behalf of its stockholders, subsidiaries and affiliates, hereby renounces and waives any right to require such Principal Stockholder or any of its respective Representatives to act in a manner inconsistent with the provisions of this Article EIGHTH.

3.   None of the Principal Stockholders, nor any of their respective Representatives, shall (i) be liable to the Corporation or any of its stockholders, subsidiaries or affiliates for breach of any duty (contractual or otherwise) by reason of any activities or omissions of the types referred to in this Article EIGHTH or of any such person's participation therein; or (ii) have any duty to communicate or present any activities or omissions of the types referred to in this Article EIGHTH to the Corporation or its stockholders, subsidiaries or affiliates. The Principal Stockholder and their respective Representatives shall have the right to hold any of the activities or omissions of the types referred to in this Article EIGHTH for its own account, or the account of another person, or to recommend, sell, assign or to otherwise transfer such activity or omission to persons other than the Corporation or any stockholder, subsidiary or affiliate of the Corporation. The Corporation acknowledges that this Article EIGHTH renounces specified business opportunities as contemplated by Section 122(17) of the DGCL. To the fullest extent permitted by the DGCL, the Corporation hereby waives any claim against each Principal Stockholder and its respective Representatives against any claim, that is based on fiduciary duties, the corporate opportunity doctrine or any other legal theory which could limit any Principal Stockholder or its respective Representatives from pursuing or engaging in transactions contemplated by this Article EIGHTH.

As used herein, **"Principal Stockholder"** means (i) holders of at least 5% of the shares of Class A Voting Common Stock (or securities exchangeable, convertible or exercisable for shares of Class A Voting Common Stock) of the Company (a "**Major Stockholder**"); (ii) any member of the Board (a "**Director**"); and (iii) the respective "**Affiliates**" of each Major Stockholder and Director, which shall mean, (1) with respect to any Major Stockholder, any of (a) a director (or person in a similar position), officer or stockholder or interest holder holding 50% or more of the voting power of such Major Stockholder; or (b) a spouse, parent, sibling or descendant (including adopted or stepchildren) of such Major Stockholder (or a spouse, parent, sibling or descendant (including adopted or stepchildren) of any director or officer of such Major Stockholder) and any other person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Major Stockholder; and (2) with respect to any Director, any of (a) a person in which such Director is a director (or person in a similar position), officer or employee; or (b) a spouse, parent, sibling or descendant (including adopted or stepchildren) of such Director. The terms "**control**" and "**controlled**" include, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

As used herein, "**Representatives**" means the officers, directors, agents, members, partners, employees or affiliates of such Principal Stockholder.

NINTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article NINTH.

TENTH: The Corporation hereby elects not to be governed by Section 203 of the DGCL, as from time to time in effect or any successor provision thereto.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Corporation; or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

[Remainder of Page is Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 5th day of December, 2018.

GETCHARGED, INC.

Name: Andrew Fox

Title: President and Chief Executive Officer